TSX V:GNG
www.goldengoliath.com

January 15, 2015

VIA SEDAR

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Corporate Financial Department

Dear Sir or Madam:

Re:

Golden Goliath Resources Ltd. (the “Company”)
Annual General Meeting

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

1.

Name of Issuer:

Golden Goliath Resources Ltd.

2.

CUSIP Number:

381059104

3.

Type of meeting

Annual General Meeting (AGM)

4.

Meeting Date:

March 24, 2015

5.

Record Date for Notice of Meeting:

February 17, 2015

6.

Record Date for Voting:

February 17, 2015

7.

Beneficial Ownership Determination Date:

February 17, 2015

8.

Class of Securities Entitled to Receive Notice:

Common Shares

9.

Class of Securities Entitled to Vote:

Common Shares

10.

Business Type:

Routine

11.

OBO Distribution Type:

Issuer will not pay for OBO’s

12.

Material Distributed to

All Canadian Holders

If you have any questions please do not hesitate to contact the undersigned.

Yours truly,

GOLDEN GOLIATH RESOURCES LTD.

“J. Paul Sorbara”
President

cc: Alberta Securities Commission

cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission

cc: Quebec Securities Commission

cc: New Brunswick Securities Commission

cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission

cc: Registrar of Securities – NT

cc: Nova Scotia Securities Commission

cc: Registrar of Securities – YT

cc: Ontario Securities Commission

cc: Nunavut

cc: TSX Venture Exchange

cc: CDS Inc.

cc: Computershare Investor Services Inc.

Corporate Office – Canada	Corporate Office – Mexico
Suite 711 675 West Hastings Street, Vancouver, BC	Minera Delta S.A. de C.V.
V6B-1N2, Canada	C. Juan Felipe Orozco #516
Tel: (604) 682-2950	Col. San Felipe 31240 Chihuahua, Chih.
Fax: (604) 685-3764	Tel and Fax: (011 52) 614 414 6226
Email: jps@goldengoliath.com	Email: danielnosfrietta@prodigy.net.mx